Mr. William Thomas
Accounting Branch Chief
Division of Corporation Finance
Mail stop 3561
Securities and Exchange Commission
Washington, D.C. 20549

Re:	ESCO, Inc.
Form 10-KSB for the year ended December 31, 2007

File No. 0-51929

Dear Mr. Thomas:

We are pleased to respond to your letter of July 22, 2008 concerning our report on Form 10-KSB for the year ended December 31, 2007. For your convenience, we have restated your comments in full and responded to each item in a corresponding manner. We hope that you find our response informative and responsive to your requests.

In connection with our response, the Company acknowledges that:

?	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
?	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
?	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I can be reached at (402) 397-2200 to discuss the attached responses to the staff’s letter dated July 22, 2008.

Regards,

/s/ William T. Foley
President

ESCO, INC.
Form 10-KSB for the year ended December 31, 2007
Response to SEC comments of July 22, 2008

Comment #1. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your 4(b) of Item 601(b)(31) of Regulation S-B. disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response: We appreciate the staff’s comments. Management did in fact perform its assessment of internal control over financial reporting as of December 31, 2007. The disclosure was inadvertently omitted from the 10-KSB. We intend to amend the 10-KSB by filing the attached 10-KSB/A.

Comment #2. Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph

Response: We appreciate the staff’s comments.  We intend to amend the 10-KSB by filing the attached 10-KSB/A which includes the revised certifications.